VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attention: Pam Howell

Re:	Iroquois Valley Farmland REIT, PBC
Post-Qualification Amendment No.4 to Offering Statement on Form 1-A POS
File No. 024-11881

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Iroquois Valley Farmland REIT, PBC (the “Company”) hereby respectfully requests that the above-referenced post-qualification amendment to the Company’s offering statement on Form 1-A POS as filed on August 9, 2024 (the “Offering Statement”) be qualified at 4:00 p.m. Eastern Standard Time on August 20, 2024, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes Brett Heeger of Gundzik Gundzik Heeger LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to Brett Heeger of Gundzik Gundzik Heeger LLP, at (213) 542-2122.

If you have any questions or comments regarding this acceleration request, please direct them to Mr. Heeger.

Very truly yours,

/s/Christopher Zuehlsdorff

Christopher Zuehlsdorff

Chief Executive Officer

cc:	Brett Heeger
Gundzik Gundzik Heeger LLP